Exhibit 99.1

ABN 82 010 975 612
Level 18, 101 Collins Street Victoria 3000 Australia Telephone: + 61 7 3273 9133 Facsimile: + 61 7 3375 1168 www.progen-pharma.com

Lodgement of Supplementary Prospectus
Offer under Prospectus open from 25 November 2015

Melbourne, Australia, 24 November 2015. Further to the ASX announcement of 11 November 2015 and 17 November 2015, Progen Pharmaceuticals Limited (the Company) (ASX: PGL, OTC: PGLA) is pleased to announce the lodgement of a supplementary prospectus (Supplementary Prospectus) which is intended to be read with the prospectus dated 10 November 2015 (Prospectus) issued by the Company.

The Supplementary Prospectus is dated 24 November 2015 and was lodged with ASIC on that date. ASIC and its officers take no responsibility for the contents of this Supplementary Prospectus.

A copy of the Supplementary Prospectus is enclosed with this announcement.

The Supplementary Prospectus should be read together with the Prospectus. Other than as set out below, all details in relation to the Prospectus remain unchanged. Terms and abbreviations defined in the Prospectus have the same meaning in the Supplementary Prospectus.

The purpose of the Supplementary Prospectus is to ensure that the information in the Prospectus is worded in a clear, concise and effective manner and that the Prospectus contains all information reasonably required to enable investors and their professional advisers to make an informed assessment about investing in the Company.

The Company is pleased to advise that the Offer under the Prospectus will open from tomorrow, Wednesday 25 November 2015, and will now close on Wednesday 9 December 2015.

An updated indicative timetable in respect to the TBG Acquisition and the capital raising is set out on page 2 of the Supplementary Prospectus.

ENDS

For more information:

Blair Lucas

Company Secretary

+61 7 3273 9133

+61 403 358 638

Progen Pharmaceuticals Limited
(to be renamed TBG Diagnostics Limited)
ACN 010 975 612

SUPPLEMENTARY PROSPECTUS

Important Information

This is a supplementary prospectus (**Supplementary Prospectus**) intended to be read with the prospectus dated 10 November 2015 (**Prospectus**) issued by Progen Pharmaceuticals Limited (ACN 010 975 612) (**Company**). This Supplementary Prospectus is dated 24 November 2015 and was lodged with ASIC on that date. The ASIC and its officers take no responsibility for the contents of this Supplementary Prospectus.

1. General

2. Amendments to the Prospectus

The Prospectus is amended to include the following additional information:

Section	Amendment
Section 7.4 (Use of Funds)	It is not the intention of the Company to utilise any of the funds raised by the Capital Raising towards the existing business of the Company.
Section 8.2 (Direction of the Company)	On 1 May 2015 the Company announced to the market that it was undertaking a strategic review of its existing business. The Company's current intentions in respect to those activities are as follows: (a) to complete the Phase 1a oncology trial currently underway (scheduled to be completed by the end of March 2016) and then review; and (b) the Company is currently assessing options to realise its wholly owned contract manufacturing business, Pharmasynth Pty Ltd.
Note 2 of Section 12.5 (Notes to and forming part of the Financial Information)	No pro-forma adjustments have been made to reflect cash flow movements from operating activities between 1 July 2015 and the date of this document. As at 31 October 2015 the unaudited cash balance of TBG had decreased by approximately \$1.4m to \$5.0m.
Section 9.1 (About the IVD sector)	The information contained in this Section 9 is primarily based on the research conducted by Allied Market Research in 2013. The source of this information can be found at https://www.alliedmarketresearch.com/ivd-in-vitro-diagnostics-market.
Section 9.6 (China market outlook – IVD and molecular diagnostics)	The source from which the size of the China market outlook on page 37 is derived is from a report entitled '*2013-2018 China (including Global) IVD Market Operating trends and investment Opportunities research report*' prepared by market research consultancy firm, Good Report (http://www.good-report.org.cn/). The source of the graph titled '*Major Chinese IVD market participants*' on page 38 is from a presentation/report prepared by Roche Diagnostics in 2012.

This Supplementary Prospectus is intended to be read with the prospectus dated 10 November 2015 issued by Progen Pharmaceuticals Limited (ACN 010 975 612).

Section 9.6 continued	The source of the graph titled "*Comparison of Global and Chinese IVD Market by Application*" on page 39 is from a report entitled "IVD in China" prepared by Kalorama (http://www.kaloramainformation.com/IVD-China-7974550/).

Section 11.4 (Personal Interests of Directors and Proposed Directors in Securities)	Dr Stanley Chang has indicated that he proposes to acquire 500,000 Shares via the Offer. Accordingly, in Section 11.4 Dr Stanley Chang's interest in the securities of the Company upon Completion of the Acquisition and the Offer in the table should show 500,000 Shares.

Section 11.5 (Director participation in the Offer)	Dr Stanley Chang proposes to participate in the Offer as outlined in Section 11.4 (as amended by this Supplementary Prospectus).

3. Indicative Timetable

Event	Date*
Prospectus lodged with ASIC	10 November 2015
Supplementary Prospectus lodged with ASIC	24 November 2015
Offer under Prospectus Opens	25 November 2015
Annual General Meeting and General Meeting held Suspension of the Company's securities from trading on ASX	7 December 2015
Offer under Prospectus Closes	9 December 2015
Allotment of Shares and Completion of Acquisition	14 December 2015
Dispatch of holding statements to Shareholders	17 December 2015
Expected date for re-quotation of securities on ASX	21 December 2015

* The above dates are indicative only and may change without notice. The Company reserves the right to extend or shorten the offer period or close the Offer in its absolute discretion and without prior notice. The Company also reserves the right not to proceed with all or part of the Offer at any time before the issue of Shares to Applicants.

4. Directors Authorisation

This Supplementary Prospectus is issued by the Company and its issue has been authorised by a resolution of the Directors. In accordance with section 720 of the Corporations Act, each Director has consented to the lodgement of this Supplementary Prospectus with the ASIC.

Jitto Arulampalam
Director
For and on behalf of Progen Pharmaceuticals Limited

This Supplementary Prospectus is intended to be read with the prospectus dated 10 November 2015 issued by Progen Pharmaceuticals Limited (ACN 010 975 612).